May 21, 2008

Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, DC 20549-7010

Re:         Rockies Region 2006 Limited Partnership (the "Partnership")
Response to the Staff's Comment Letter dated May 7, 2008

Amendment No. 1 to Registration Statement on Form 10
Filed December 24, 2007
File No. 0-52787

Annual Report on Form 10-K
Filed April 7, 2008
File No. 0-52787

Quarterly Report on Form 10-Q
Filed February 8, 2008
File No. 0-52787

Dear Mr. Schwall,

We submit this letter in response to the above referenced comment letter.  For your convenience, each of the Staff's comments, exactly as provided in the comment letter, is repeated below in italics, prior to our response.

Roger Schwall
United States Securities and Exchange Commission
May 21, 2008

Annual Report of Form 10-K for the fiscal year ended December 31, 2007

Item 9A.  Controls and Procedures, page 26

1.
Please revise your disclosure to include disclosure required by Item 308(c) of Regulation S-K regarding changes to your internal controls and procedures over financial reporting.  In this regard, we note reference in your disclosure to “additional procedures” that you have implemented in light of the material weaknesses reported by Petroleum Development Corporation.  Revise your disclosure to describe the procedures you reference.

Response: The following paragraph will replace the last paragraph of Item 9A in the amended report on Form 10-K:

Because of the Managing General Partner’s material weaknesses, external consultants have been retained by PDC specifically for the purpose of performing additional substantive tests and analytical review procedures on behalf of the Partnership so as to ensure that the Partnership financial statements for the year ended December 31, 2007, are fairly presented in all material respects in accordance with generally accepted accounting principles.

2.
Please amend your annual report and your quarterly report for the quarter ended September 30, 2007 to disclose the conclusions of your principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report.  See Item 307 of Regulation S-K.

Response: The following paragraph will be added after paragraph five of Item 9A in the amended report on Form 10-K:

As of December 31, 2007, the managing general partner on behalf of the Partnership carried out an evaluation, under the supervision and with the participation of the managing general partner 's management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Partnership's disclosure controls and procedures as defined in Securities Exchange Act Rule 13a-15(e).  Based upon that evaluation, the managing general partner 's Chief Executive Officer and Chief Financial Officer concluded that the Partnership's disclosure controls and procedures were not effective as of December 31, 2007, to ensure that the information required to be disclosed by the Partnership in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported,

Roger Schwall
United States Securities and Exchange Commission
May 21, 2008

within the time periods specified in the SEC rules and forms, and that the information is accumulated and communicated to the managing general partner 's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to all timely decisions regarding required disclosure, due to the existence of material weaknesses described in Management’s Report on Internal Control Over Financial Reporting included in Item 9A of the Form 10-K annual report of the managing general partner for the year ended December 31, 2007 as filed with the Securities and Exchange Commission on March 20, 2008.

The following paragraph will be added after paragraph one of Item 4 in the amended report on 10-Q:

As of September 30, 2007, the managing general partner on behalf of the Partnership carried out an evaluation, under the supervision and with the participation of the managing general partner 's management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Partnership's disclosure controls and procedures as defined in Securities Exchange Act Rule 13a-15(e).  Based upon that evaluation, the managing general partner 's Chief Executive Officer and Chief Financial Officer concluded that the Partnership's disclosure controls and procedures were not effective as of September 30, 2007, to ensure that the information required to be disclosed by the Partnership in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC rules and forms, and that the information is accumulated and communicated to the managing general partner 's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to all timely decisions regarding required disclosure, due to the existence of material weaknesses described in Management’s Report on Internal Control Over Financial Reporting included in Item 9A of the Form 10-K annual report of the managing general partner for the year ended December 31, 2006 as filed with the Securities and Exchange Commission on May 23, 2007.

Roger Schwall
United States Securities and Exchange Commission
May 21, 2008

Item 13.  Certain Relationships and Related Transactions, and Director Independence, page 31

3.
Please supplement the disclosure provided in Item 13 to include reference to the approximate dollar value paid to your managing general partner since your inception in connection with its receipt of 37% of your oil and gas revenues.  See prior comment 8.

Response: The following paragraph will replace the paragraph within Item 13 currently labeled Natural Gas and Oil Revenues in the amended report on Form 10-K:

Profits and Losses; Cash Distributions - The limited partnership agreement provides for the allocation of profit and losses during the production phase of the partnership and for the distribution of cash available for distribution, 63% to the Investors Partners and 37% to the managing general partner.  However, the partnership sharing arrangements may be revised in the event PDC invests capital above PDC’s required minimum capital contribution to cover additional tangible drilling and lease costs, in which case PDC’s share would increase.  See “Participation in Costs and Revenues” in Item 9 below.  PDC has contributed capital of $38,912,342 to the Partnership as of December 31, 2007 in exchange for the 37% allocation of profits and losses and cash available for distribution.  Cash distributions to the investor partners and the managing general partner were initiated in May 2007 and are disclosed in the Financial Statements in the Statement of Partners’ Equity found on page F-6 of this report.

Exhibits

4.	Please file the executed version of the drilling and operating agreement with Petroleum Development Corporation with your amended annual report on Form 10-K. See prior comment 2.

Response:  We respectfully inform the staff that we have included as an exhibit to our amended Form 10-K the executed version of the drilling and operating agreement between the Partnership and Petroleum Development Company, including conformed signatures and beg your pardon for our unintentional omission of this item from the exhibits to our September 30, 2007 Form 10-Q.

Acknowledgements

In connection with this response Petroleum Development Corporation, the Managing General Partner of the Partnership, acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filings;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

Roger Schwall
United States Securities and Exchange Commission
May 21, 2008

•	the Partnership may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the US.

If you would like to further discuss any of our responses to the Staff’s comments or if you would like to discuss any other matters, please telephone me at (304) 808-6255.  Additionally, in my absence, you may contact David McHenry, Director of Partnerships, at (304) 808-6325.

Respectfully submitted,

/s/ Darwin L. Stump
Darwin L. Stump
Chief Accounting Officer Petroleum Development Corporation, Managing General Partner of the Registrant